EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 Second Quarter 2022 Financial Results

Ramat Gan, Israel, September 22, 2022 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video, and access control security products and solutions, today announced its financial results for the three and six months ended June 30, 2022. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Business Highlights (all comparisons are for Q2 2022 versus Q2 2021):

•	Second quarter revenue was $9.1 million compared with $10.1 million.

•	Cost of goods sold and operating expenses increased primarily due to the absence of Canadian subsidies that the Company received in Q2 2021 and the global increase in material costs.

•	Net income from continuing operations was $0.4 million compared to $0.7 million.

•	EBITDA was $0.5 million compared with $2.5 million.

•	Cash and cash equivalents of $17.9 million, or $0.77 per share, and zero debt as of June 30, 2022.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, stated, "To date in 2022, we have closed several large projects in our key verticals. Due to a number of factors, new business is taking longer to close, particularly in the U.S., where many projects are tied to federal funding. As a result, second-quarter revenue declined by 10% to $9.1 million. Importantly, we have not lost business, and we continue to expect awards in our favor in the coming months. Subsidies received in the second quarter of 2021 from the Canada Emergency Wage Subsidy program of approximately $0.6 million expired in the third quarter of 2021 and made for a challenging year-over-year comparison of cost of goods sold and operating expenses.  Additionally, cost of goods sold were impacted by higher prices, despite our mitigating some of the increase by raising prices. We expect a more normalized run rate of expenses going forward.

"For the remainder of 2022, our pipeline is robust with several large orders in the process of closing, and we continue to win significant contracts in the energy vertical, as well as critical infrastructure and logistics," continued Mr. Sharon. “EMEA and APAC are strong regions where we have closed new business in critical infrastructure, energy, and logistics. New solutions like our Sensor Fusion Engine and FiberPatrol sensor detection are gaining industry attention and will be future growth drivers on top of new products that will be launched in the next few months. We see good business momentum for the remainder of 2022 and anticipate improved gross and EBITDA margins in the remainder of 2022.”

Second Quarter 2022 Results Summary

Revenue for the second quarter of 2022 was $9.1 million, a decrease of 9.7% compared with $10.1 million in the second quarter of 2021. Second quarter gross profit was $5.5 million, or 60.0% of revenue, compared with $7.1 million, or 69.8% of revenue. The decrease in gross margin was primarily due to our receipt of subsidies from the Canada Emergency Wage Subsidy program in the second quarter of 2021, a portion of which was allocated to cost of goods sold. These funds were not distributed in 2022. Gross margin was also impacted by higher costs and a shift in the mix of products sold during the quarter.

Operating expenses for the second quarter of 2022 were $5.4 million, an increase of 11.2% compared to the prior year's second quarter operating expenses of $4.8 million. The increase in operating expenses is primarily attributable to the termination of the Canada Emergency Wage Subsidy program in 2021, which program provided subsidies, a portion of which was allocated to operating expenses in the second quarter of 2021, as well as an increase in travel and sales-related expenses compared to the 2021 period.

Operating income was $0.1 million for the second quarter of 2022 compared to $2.2 million in the second quarter of 2021.

Financial expense was $0.1 million compared to $0.2 million in the second quarter of 2021.

Income from continuing operations was $0.4 million in the second quarter of 2022 compared to $0.7 million in the year-ago quarter.

Net income in the second quarter of 2022 was $0.2 million or $0.01 per share versus $11.8 million, or $0.51 per share in the second quarter of last year. Net income in the 2021 period includes net income from discontinued operations of $11.1 million.

EBITDA from continuing operations for the second quarter was $0.5 million versus $2.5 million for the second quarter of 2021.

Cash and cash equivalents and restricted cash as of June 30, 2022, were $17.9 million, or $0.77 per share, compared with $26.4 million, or $1.13 per share, at December 31, 2021. The decline in cash and cash equivalents reflects the significant reduction in other accounts payable and accrued expenses and increased inventories and accounts receivable.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13732521.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1566615&tp_key=58db4bf17a.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13732521
A replay of the call will be available on September 22, 2022, after 1:00 pm Eastern time through October 6, 2022, at 11:59 pm Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , corrections , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Doron Kerbel, Adv. V.P. General Counsel & Company Secretary Tel: +972-74-794-5200 Doron.Kerbel@senstar.com	IR Contact: Kim Rogers Managing Director Hayden IR +1 541-904-5075 Kim@HaydenIR.com

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% change	2022	2021	% change
Revenue	9,124	10,102	(6)	15,909	16,642	(4)
Cost of revenue	3,649	3,047	25	5,967	5,525	8

Gross profit	5,475	7,055	(21)	9,942	11,117	(11)
Operating expenses:
Research and development, net	1,087	976	13	2,182	1,983	10
Selling and marketing	2,220	2,448	35	4,519	4,581	(1)
General and administrative	2,061	1,405	11	3,806	3,008	27
Total operating expenses	5,368	4,829	22	10,507	9,572	10

Operating income (loss)	107	2,226		(565)	1,545
Financial expenses, net	(109)	(222)		(348)	(203)

Income (loss) before income taxes	(2)	2,004		(913)	1,342

Income tax benefits (taxes on income)	430	(1,335)		244	(1,405)

Income (loss) from continuing operations	428	669		(669)	(63)
Income (loss) from discontinued operations, net	(264)	11,119		(264)	9,882

Net income (loss)	164	11,788		(933)	9,819

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	-	(21)		-	-

Net income (loss) attributable to Senstar’s shareholders	164	11,809		(933)	9,819

Basic and diluted net income (loss) per share from continuing operations	$0.02	$0.03		$(0.03)	$0.00
Basic and diluted net income (loss) per share from discontinued operations, net	$(0.01)	$0.48		$(0.01)	$0.42

Basic and diluted net income (loss) per share	$0.01	$0.51		$(0.04)	$0.42

Weighted average number of shares used in computing basic net income (loss) per share	23,309,987	23,163,985		23,305,981	23,163,985

Weighted average number of shares used in computing diluted net income (loss) per share	23,309,987	23,163,985		23,305,981	23,163,985

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,,
	2022%	2021%	2022%	2021%

Gross margin	60.0	69.8	62.5	66.8
Research and development, net as a % of revenues	11.9	9.7	13.7	11.9
Selling and marketing as a % of revenues	24.3	24.2	28.4	27.5
General and administrative as a % of revenues	22.6	13.9	23.9	18.1
Operating margin	1.2	22.0	-	9.3
Net margin from continuing operations	4.7	6.6	-	-

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

GAAP income (loss) from continuing operations	428	669	(669)	(63)
Less:
Financial (expenses), net	(109)	(222)	(348)	(203)
Income tax benefits (taxes on income)	430	(1,335)	244	(1,405)
Depreciation and amortization	(353)	(316)	(761)	(628)
EBITDA from continuing operations	460	2,542	196	2,173

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$17,939	$26,397
Restricted cash and deposits	5	6
Trade receivables, net	9,923	7,723
Unbilled accounts receivable	8	26
Other accounts receivable and prepaid expenses	2,270	2,010
Inventories	7,321	5,751

Total current assets	37,466	41,913

LONG TERM ASSETS:

Deferred tax assets	491	502
Operating lease right-of-use assets	1,045	1,228

Total long-term assets	1,536	1,730

PROPERTY AND EQUIPMENT, NET	1,867	2,109

INTANGIBLE ASSETS, NET	1,650	2,186

GOODWILL	11,249	11,449

TOTAL ASSETS	$53,768	$59,387

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2022	2021

CURRENT LIABILITIES:

Trade payables	$2,738	$2,710
Customer advances	263	390
Deferred revenues	2,458	2,704
Other accounts payable and accrued expenses	10,083	13,203
Short-term operating lease liabilities	246	276

Total current liabilities	15,788	19,283

LONG-TERM LIABILITIES:
Deferred revenues	1,461	1,690
Deferred tax liabilities	807	899
Accrued severance pay	465	523
Long-term operating lease liabilities	816	969
Other long-term liabilities	243	266

Total long-term liabilities	3,792	4,347

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2022 and December 31, 2021; Issued and outstanding: 23,309,987 shares at June 30, 2021 and 23,301,653 shares at December 31, 2021	6,799	6,796
Additional paid-in capital	30,468	30,394
Accumulated other comprehensive loss	431	1,222
Foreign currency translation adjustments (stand-alone financial statements)	9,765	9,687
Accumulated deficit	(13,275)	(12,342)

TOTAL SHAREHOLDERS' EQUITY	34,188	35,757

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$53,768	$59,387